

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 14, 2016

Via E-Mail
Lishan Aklog, M.D.
Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

> **Re:** **PAVmed Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2016**
> **File No. 333-214288**

Dear Dr. Aklog:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of this Prospectus, page 2

1.   Please tell us whether the securities offered for sale via this registration statement are the securities offered for sale via your registration statement that became effective in January 2016. If so, please provide us your analysis of why it is necessary and appropriate for the sale of the securities to be registered on two registration statements.

Item 17. Undertakings, page II-6

2.   Please provide all undertakings required by Regulation S-K Item 512, including those required by Item 512(a)(5)(ii) and 512(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffery M. Gallant, Esq.
        Graubard Miller